

September 13, 2011

<u>Via Email</u>
Mr. Wallace Boyack
President
North Horizon, Inc.
2290 East 45000 South, Suite 130
Salt Lake City, UT 84117

   Re: **North Horizon, Inc.**
      Schedule 14C
      Filed July 22, 2011
      File No. 000-52991
      Supplemental Response Letter
      Dated September 2, 2011

Dear Boyack:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General Comments</u>

1. We note your response to prior comment one from our letter dated August 12, 2011; however, it appears that you have not provided the required audit opinion(s) corresponding to the financial statements provided in response to our comment. Please revise as appropriate or explain why the existing presentation is appropriate.

2. Please include a brief explanatory note regarding your September 2, 2011 Definitive Schedule 14C in your Revised Preliminary Schedule 14C.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

                            Sincerely,

                            /s/ Pamela Howell
                            for

                            John Reynolds
                            Assistant Director